UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of June 2015

(Commission File. No 0-30718).

SIERRA WIRELESS, INC., A CANADIAN CORPORATION
(Translation of registrant’s name in English)

13811 Wireless Way Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F           40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes:      ____      No:    X

Sierra Wireless next-generation embedded modules offer integrated device-to-cloud architecture for the Internet of Things

Newest AirPrime® WP Series modules enable developers to go from prototype to production quickly, with integrated application processing, a Linux-based embedded platform, cloud connectivity, and an open hardware reference design

PARIS--(BUSINESS WIRE)--June 17, 2015--Sierra Wireless (NASDAQ:SWIR) (TSX:SW) today introduced the next-generation AirPrime® WP Series of smart wireless modules, designed to reduce system complexity and accelerate the development of connected products and applications for the Internet of Things.

“With the introduction of the new AirPrime WP Series modules, we have launched a powerfully integrated device-to-cloud architecture to make it easier for our customers to innovate,” said Dan Schieler, Senior Vice President, Embedded Solutions for Sierra Wireless. “With an application processor running the open source Legato™ platform, along with the AirVantage® cloud for device and application management, and a new open hardware reference design, the latest WP Series modules enable developers to quickly build connected products using a single module to run all their applications.”

The WP Series is interchangeable and completely footprint-compatible with the AirPrime HL Series, and is available in 3G and 4G LTE variants with 2G fallback on certain modules. Like the HL Series, the new WP Series modules can be soldered down or used with a socket, for flexibility in manufacturing and inventory management. The form factor, called CF3™ (common flexible form factor), will be supported by Sierra Wireless through multiple generations of both WP and HL Series product lines, providing a secure migration path for customers through multi-year deployments.

The next-generation AirPrime WP Series offers industry-leading ultra-low power mode for applications that need to prioritize power management over constant connectivity. This deep-sleep mode is ideal for industrial solar- or battery-powered applications where constant connectivity is not required, opening up new use-cases for cellular connectivity where it was previously impractical.

For OEMs and developers, the integration of processors and device software with wireless functionality can be complex and time-consuming, even more so when modifications are required for each region and each generation of the product. If location-based services are required, a global navigation satellite system (GNSS) receiver must be integrated as well. Furthermore, the data from the wireless connection, the connected asset, and its location must be aggregated and delivered to enterprise applications.

The next-generation AirPrime WP Series is designed to address all of these issues. It offers an integrated processor and a GNSS receiver, reducing the number of components, integration time, and cost for developers. The Linux-based Legato platform running on the module’s processor provides the modem services needed to get the module communicating on a cellular network, plus an application framework and secured processing space to run third-party applications. Through Legato, AirPrime WP modules are pre-integrated with the AirVantage cloud for simple, secure configuration and management of the device and its data once deployed.

For more information about the new AirPrime WP Series, as well as the open hardware reference design (Project mangOH™) and IoT connector open interface standard, also introduced today at the Sierra Wireless Innovation Summit in Paris, please visit http://www.sierrawireless.com/WP_launch.

To contact the Sierra Wireless Sales Desk, call +1-877-687-7795 or visit http://www.sierrawireless.com/sales.

Note to editors:

To view and download images of Sierra Wireless products, please visit http://www.sierrawireless.com/newsroom/productimages.aspx.

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is building the Internet of Things with intelligent wireless solutions that empower organizations to innovate in the connected world. We offer the industry’s most comprehensive portfolio of 2G, 3G and 4G embedded modules and gateways, seamlessly integrated with our secure cloud and connectivity services. OEMs and enterprises worldwide trust our innovative solutions to get their connected products and services to market faster. Sierra Wireless has more than 950 employees globally and operates R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

“AirPrime,” “Legato,” “AirVantage,” “CF3,” and “mangOH” are trademarks of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

Forward Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

CONTACT:
Sierra Wireless
Sharlene Myers, +1-604-232-1445
pr@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

		By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date:	June 17, 2015